Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
(Unaudited)

	Successor (1)(2)					Predecessor (1)(2)
	2014	2013	2012	2011	Period from Sept. 1 - Dec. 31, 2010	Period from Jan. 1 - Aug. 31, 2010
FOR THE YEAR, EXCEPT AS INDICATED
Earnings:
Pretax income (loss) from continuing operations	$23.7	$(17.1)	$(28.2)	$(8.7)	$(5.2)	$49.0
Add:
Fixed charges	24.4	15.0	15.9	15.3	5.1	21.0
Earnings adjusted for fixed charges	48.1	(2.1)	(12.3)	6.6	(0.1)	70.0

Fixed Charges:
Interest expensed and capitalized	$18.3	$8.6	$7.1	$7.4	$2.3	$9.6
Amortization of discount and capitalized expenses related to indebtedness	2.1	2.7	4.2	3.7	1.1	7.8
Estimate of interest within rental expense (3)	4.0	3.7	4.6	4.2	1.7	3.6
Total Fixed Charges	$24.4	$15.0	$15.9	$15.3	$5.1	$21.0
Ratio of Earnings to Fixed Charges (4)	2.0	—	—	—	—	3.3

(1) Our statement of computation of ratio of earnings to fixed charges should be read in conjunction with our consolidated financial statements and our notes to consolidated financial statements for matters that affect the comparability of the information presented above. Our results for 2010 have been recast to reflect our California and Arizona precast operations as discontinued operations, as a result of the sale of these businesses during 2012. In addition, our results for all periods presented have been recast to reflect our Pennsylvania precast operation as discontinued operations, as a result of its reclassification to held for sale effective with the first quarter of 2014.

(2) Our financial statements for periods prior to August 31, 2010 are not comparable with our financial statements for the periods on or after August 31, 2010, due to the adoption of fresh-start accounting under the provisions of Accounting Standards Codification (“ASC”) 852. References to “Successor” refer to the Company on or after August 31, 2010, after giving effect to the provisions of our plan of reorganization. References to “Predecessor” refer to the Company prior to August 31, 2010.

(3) One third of rent expense is deemed to be representative of interest.

(4) Our earnings were insufficient to cover fixed charges by $5.2 million for the period from September 1, 2010 to December 31, 2010 and $8.7 million, $28.2 million, and $17.1 million for the years ended December 31, 2011, 2012 and 2013, respectively.